Filed by WinVest Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: WinVest Acquisition Corp.

Commission File No.: 001-40796

July 7 News Article

On July 7, 2024, an article (the “July 7 News Article”) was published in four Italian newspapers about Xtribe P.L.C., a public limited company incorporated and registered in England and Wales with number 07878011 (“Xtribe PLC”), and the business combination agreement (the “Business Combination Agreement”) by and among WinVest Acquisition Corp. (“WinVest”), WinVest Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of WinVest, WinVest Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of WinVest (“Merger Sub II”), Xtribe PLC and Xtribe Group, LLC, a Delaware limited liability company and wholly-owned subsidiary of Xtribe PLC (“Xtribe Group,” and, together with Xtribe PLC, “Xtribe”), pursuant to which, among other transactions, Xtribe Group will merge with and into Merger Sub II (together with the other transactions related thereto, the “Business Combination”) with Merger Sub II as the surviving entity and direct wholly-owned subsidiary of WinVest.

The following is an English translation of the July 7 News Article:

XTribe, the marketplace for local products, sets out to conquer Wall Street

Two Italians in New York are realizing the contours of the American dream with a listing on the Nasdaq. The global index of big tech companies will soon welcome a micro-cap entirely made in Italy: heart, courage, and technology. This company is called XTribe. One of the two founders, Enrico Dal Monte, hails from Vicenza, was born in 1986, and holds a degree from Bocconi University along with a master’s degree from Switzerland, where he has lived for 18 years. Dal Monte comes from a family of Venetian entrepreneurs dedicated to biotech and artistic restoration, but he chose a different path by launching a startup with Mattia Sistigu, an entrepreneur from Sardinia. Their goal was clear: to disintermediate and speed up e-commerce for small shops.

“The freedom to choose has been fundamental for me,” explains Dal Monte. “We have always loved technology and wanted to breathe new life into the retail world, helping neighborhood shops keep up despite the large platforms.”

The business idea stems from the use of geolocation. XTribe is a geomarketplace, a bit like Deliveroo and Amazon, but with a revenue model based on subscription to the service rather than commissions.

The first capital, totaling 200,000 euros, was provided to Dal Monte and Sistigu by a group of entrepreneurs. This was in 2018. “We presented our idea and fortunately obtained the necessary support,” Dal Monte recalls. The project grew rapidly, with funding rounds and national campaigns.

In 2022, the startup saw a significant increase in users and download numbers post-pandemic, reaching 1.2 million downloads and 6,000 business users. This success allowed for further operations financing, and now the goal is to scale the market.

A crucial step was the merger agreement with a SPAC (Special Purpose Acquisition Company) signed on May 9. XTribe, which is in the portfolio of Kobo Capital Ltd, Financial Advisory and Digital Investment Banking, signed with WinVest Acquisition Corp (a financial vehicle already listed on Nasdaq) and entered into a business combination agreement. This corporate aggregation will bring XTribe to the American list under the name XTribe Holdings Inc. by the end of 2024.

“We are awaiting authorizations from the SEC (Securities and Exchange Commission), and the merger is expected by late October or early November, making the startup a public company with an implied valuation of 141 million euros,” explains Dal Monte.

The capital raised is expected to reach 20-30 million euros, allowing for significant expansion of operations. “We are effectively already a public company, and the merger will allow us to raise further financial resources,” Dal Monte further explained. He will remain the key shareholder with about 25% of the capital. “We are a small team of 22 people, but we aim to compete in what is the Champions League. They have no more than we do, in terms of the ability to create and solve problems.”

Dal Monte and his team are determined to achieve financial independence within 18 months and become a partner for the big players in the tech sector. “We want to generate cash and reach technical break-even in 24 months,” he emphasizes. “It takes a family and a lot of courage. We often find ourselves working until 2 AM, but our team is strong and determined.”

XTribe uses advanced machine learning systems and is integrating artificial intelligence and data analytics capabilities to offer innovative methods of presenting products and services, personalized recommendations, and ensuring efficiency and security in transactions. “Our systems can analyze and profile purchasing tastes and behaviors, providing great support to the marketing activities of commercial entities,” concludes Dal Monte.

With their determination, innovation, and strategic vision, Dal Monte and Sistigu are set to make a significant impact in the e-commerce world, creating a sustainable and efficient marketplace that supports small businesses and local economies.

Kobo Funds Press Release

On July 9, 2024, Kobo Funds, a significant investor in Xtribe, distributed the following press release addressing the Business Combination:

We’ve achieved an important milestone at Kobo Funds: We are working towards taking Xtribe public!

Xtribe would be the second venture in our portfolio to go public. This high-tech company supports retailers and consumers through a geolocation-based marketplace. Having watched and supported its growth we’re proud to see Xtribe plan this next big step and further expansion in the USA while maintaining a presence in Italy.

Founded by Italian entrepreneur Enrico Dal Monte, expert in banking and finance, and Mattia Sistigu, a digital marketing specialist, Xtribe is a geomarketplace platform designed to support retailer competitiveness and digital accessibility.

By leveraging geolocation technologies individuals and companies are facilitated in exchanging goods and services both virtually and physically. By creating a local virtual marketplace that reduces logistical issues and waste and promoting environmental and social sustainability, Xtribe aims to enhance local networks in cities by fostering real connections between buyers and sellers, positively impacting local communities and supporting retailers in the digital marketplace. Xtribe employs advanced machine learning, artificial intelligence, and data analytics to offer innovative product presentation methods, personalised recommendations, and secure, efficient transactions. The platform can analyse purchasing behaviour and preferences, providing valuable support for marketing activities by suggesting new products for virtual storefronts.

If approved by regulators and shareholders, the company plans to be listed on the NASDAQ by the end of the year under the name Xtribe Holdings Inc. following the merger with WinVest Acquisition Corp that valued it at $141m, assuming no redemptions by WinVest Acquisition Corp.’s existing public stockholders. Polytems Hir will support the NASDAQ listing as a strategic communication partner.

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Additional Information and Where to Find It

In connection with the proposed transaction, WinVest intends to file with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a proxy statement/prospectus that will be both the proxy statement to be distributed to holders of WinVest’s common stock in connection with WinVest’s solicitation of proxies for the vote by WinVest’s stockholders with respect to the proposed transaction and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Xtribe shareholders in the proposed transaction. After the Registration Statement is declared effective, WinVest will mail the definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS OF WINVEST AND XTRIBE AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT INCLUDED IN THE REGISTRATION STATEMENT AND THE AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT XTRIBE, WINVEST, THE PROPOSED TRANSACTION AND RELATED MATTERS. The definitive proxy statement will be mailed to stockholders of WinVest as of a record date to be established for voting on the proposed transaction. The Registration Statement and any other relevant filed documents (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WinVest upon written request at WinVest Acquisition Corp.,125 Cambridgepark Drive, Suite 301, Cambridge, MA, 02140.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the proposed transaction described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “anticipate,” “expect,” “believe,” “estimate,” “intend,” “may,” “plan,” “proposed,” “seek,” “will,” “would,” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks, uncertainties and assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: risks related to the expected timing and likelihood of completion of the proposed transaction, including the risk that the proposed transaction may not close due to the failure to receive the required securityholder approvals or due to one or more other closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; the risk that WinVest may not receive the benefits of the proposed transaction; WinVest’s or the combined company’s inability to meet Nasdaq’s listing standards; the costs related to the proposed transaction; Xtribe’s ability to manage growth; Xtribe’s ability to execute its business plan; risks related to the ability of WinVest and Xtribe to successfully integrate their respective businesses; general economic and market conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of Xtribe or WinVest; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of WinVest’s securities; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Xtribe to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; and risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners.

A further list and description of risks and uncertainties can be found in WinVest’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 15, 2024 (the “2023 Form 10-K”) and in the Registration Statement that will be filed with the SEC by WinVest in connection with the proposed transaction, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and WinVest, Xtribe and their subsidiaries undertake no obligation to update or revise forward-looking statements, whether as a result of new information or to reflect events or circumstances occurring after the date they were made except, as required by law or applicable regulation.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy any securities of WinVest or Xtribe, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Additional information and disclosures would be required for a more complete understanding of the respective financial positions and results of operations of WinVest and Xtribe as of, and for the fiscal year ended, December 31, 2023.

Participants in the Solicitation

WinVest and Xtribe, certain stockholders of WinVest, and WinVest’s and Xtribe’s respective directors, executive officers and employees and other persons, may be deemed to be participants in the solicitation of proxies from the holders of WinVest’s common stock in connection with the proposed transaction. Information about WinVest’s directors and executive officers and their ownership of WinVest common stock is set forth in WinVest’s 2023 Form 10-K, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of that filing. Other information regarding the identity of and interests of the participants in the proxy solicitation, including Xtribe’s directors and executive officers, will be included in the Registration Statement pertaining to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Xtribe Press Release

On July 10, 2024, Xtribe published a press release correcting certain statements made in the July 7 News Article about the Business Combination.

The following is an English translation of the press release:

Xtribe’s Proposed Business Combination with WinVest Acquisition Corp.

Correction and Clarifications on Statements Appearing in Italian Media

London, UK – July 9, 2024 – Following the articles published on July 7, 2024 in the newspapers “La Tribuna di Treviso”, “Il Mattino di Padova”, “La Nuova di Venezia e Mestre” and “Corriere Delle Alpi” regarding the merger between Xtribe PLC (“Xtribe”) and WinVest Acquisition Corp. (“WinVest”), it is specified as follows: As a partial correction of the statements of Enrico Dal Monte, Founder and CEO of Xtribe, that “We are awaiting authorizations from the SEC (Securities and Exchange Commission), and the merger is expected by late October or early November, making the startup a public company with an implied valuation of 141 million euros” and “We are effectively already a public company,” it is noted that Xtribe and WinVest are working to prepare the appropriate documentation to be submitted to the Securities and Exchange Commission, but these documents are not ready to date. The closing of the transaction is expected by the end of the year, not by the beginning of November. Xtribe’s implied valuation is $141 million, not €141 million. It should also be noted that the transaction between Xtribe and WinVest is subject to the approval of the shareholders of both companies, and to the SEC's verification of the applicable disclosure requirements.

Additional Information and Where to Find It

In connection with the proposed transaction, WinVest intends to file with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a proxy statement/prospectus that will be both the proxy statement to be distributed to holders of WinVest’s common stock in connection with WinVest’s solicitation of proxies for the vote by WinVest’s stockholders with respect to the proposed transaction and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Xtribe shareholders in the proposed transaction. After the Registration Statement is declared effective, WinVest will mail the definitive proxy statement/prospectus and other relevant documents to its shareholders. This press release is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS OF WINVEST AND XTRIBE AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT INCLUDED IN THE REGISTRATION STATEMENT AND THE AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT XTRIBE, WINVEST, THE PROPOSED TRANSACTION AND RELATED MATTERS. The definitive proxy statement will be mailed to stockholders of WinVest as of a record date to be established for voting on the proposed transaction. The Registration Statement and any other relevant filed documents (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WinVest upon written request at WinVest Acquisition Corp.,125 Cambridgepark Drive, Suite 301, Cambridge, MA, 02140.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the proposed transaction described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “anticipate,” “expect,” “believe,” “estimate,” “intend,” “may,” “plan,” “proposed,” “seek,” “will,” “would,” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks, uncertainties and assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: risks related to the expected timing and likelihood of completion of the proposed transaction, including the risk that the proposed transaction may not close due to the failure to receive the required securityholder approvals or due to one or more other closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; the risk that WinVest may not receive the benefits of the proposed transaction; WinVest’s or the combined company’s inability to meet Nasdaq’s listing standards; the costs related to the proposed transaction; Xtribe’s ability to manage growth; Xtribe’s ability to execute its business plan; risks related to the ability of WinVest and Xtribe to successfully integrate their respective businesses; general economic and market conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of Xtribe or WinVest; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of WinVest’s securities; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Xtribe to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; and risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners.

A further list and description of risks and uncertainties can be found in WinVest’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 15, 2024 (the “2023 Form 10-K”) and in the Registration Statement that will be filed with the SEC by WinVest in connection with the proposed transaction, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and WinVest, Xtribe and their subsidiaries undertake no obligation to update or revise forward-looking statements, whether as a result of new information or to reflect events or circumstances occurring after the date they were made except, as required by law or applicable regulation.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy any securities of WinVest or Xtribe, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Additional information and disclosures would be required for a more complete understanding of the respective financial positions and results of operations of WinVest and Xtribe as of, and for the fiscal year ended, December 31, 2023.

Participants in the Solicitation

WinVest and Xtribe, certain stockholders of WinVest, and WinVest’s and Xtribe’s respective directors, executive officers and employees and other persons, may be deemed to be participants in the solicitation of proxies from the holders of WinVest’s common stock in connection with the proposed transaction. Information about WinVest’s directors and executive officers and their ownership of WinVest common stock is set forth in WinVest’s 2023 Form 10-K, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of that filing. Other information regarding the identity of and interests of the participants in the proxy solicitation, including Xtribe’s directors and executive officers, will be included in the Registration Statement pertaining to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

About Xtribe

Xtribe PLC is a technology company that operates a digital platform that aims to connect buyers and sellers. Through its advanced features and commitment to sustainability, Xtribe aims to empower businesses, foster economic growth, and create a vibrant and inclusive online community.

About WinVest

WinVest is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Additional Information and Where to Find It

In connection with the Business Combination, WinVest intends to file with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a proxy statement/prospectus that will be both the proxy statement to be distributed to holders of WinVest’s common stock in connection with WinVest’s solicitation of proxies for the vote by WinVest’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Xtribe shareholders in the Business Combination. After the Registration Statement is declared effective, WinVest will mail the definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS OF WINVEST AND XTRIBE AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT INCLUDED IN THE REGISTRATION STATEMENT AND THE AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT XTRIBE, WINVEST, THE BUSINESS COMBINATION AND RELATED MATTERS. The definitive proxy statement will be mailed to stockholders of WinVest as of a record date to be established for voting on the Business Combination. The Registration Statement and any other relevant filed documents (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WinVest upon written request at WinVest Acquisition Corp.,125 Cambridgepark Drive, Suite 301, Cambridge, MA, 02140.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Business Combination described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the Business Combination, including the anticipated initial enterprise value and post-closing equity value, the benefits of the Business Combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “anticipate,” “expect,” “believe,” “estimate,” “intend,” “may,” “plan,” “proposed,” “seek,” “will,” “would,” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks, uncertainties and assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: risks related to the expected timing and likelihood of completion of the Business Combination, including the risk that the Business Combination may not close due to the failure to receive the required securityholder approvals or due to one or more other closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; the risk that WinVest may not receive the benefits of the Business Combination; WinVest’s or the combined company’s inability to meet Nasdaq’s listing standards; the costs related to the Business Combination; Xtribe’s ability to manage growth; Xtribe’s ability to execute its business plan; risks related to the ability of WinVest and Xtribe to successfully integrate their respective businesses; general economic and market conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of Xtribe or WinVest; risks related to disruption of management time from ongoing business operations due to the Business Combination; the risk that any announcements relating to the Business Combination could have adverse effects on the market price of WinVest’s securities; the risk that the Business Combination and its announcement could have an adverse effect on the ability of Xtribe to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; and risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners.

A further list and description of risks and uncertainties can be found in WinVest’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 15, 2024 (the “2023 Form 10-K”) and in the Registration Statement that will be filed with the SEC by WinVest in connection with the Business Combination, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and WinVest, Xtribe and their subsidiaries undertake no obligation to update or revise forward-looking statements, whether as a result of new information or to reflect events or circumstances occurring after the date they were made except, as required by law or applicable regulation.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy any securities of WinVest or Xtribe, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Additional information and disclosures would be required for a more complete understanding of the respective financial positions and results of operations of WinVest and Xtribe as of, and for the fiscal year ended, December 31, 2023.

Participants in the Solicitation

WinVest and Xtribe, certain stockholders of WinVest, and WinVest’s and Xtribe’s respective directors, executive officers and employees and other persons, may be deemed to be participants in the solicitation of proxies from the holders of WinVest common stock in connection with the Business Combination. Information about WinVest’s directors and executive officers and their ownership of WinVest common stock is set forth in the 2023 Form 10-K, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of that filing. Other information regarding the identity of and interests of the participants in the proxy solicitation, including Xtribe’s directors and executive officers, will be included in the registration statement pertaining to the Business Combination when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Contact

WinVest Acquisition Corp.

Manish Jhunjhunwala

(617) 658-3094